UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 3, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 14 March 2012 entitled ‘Vodafone and Boston Scientific: Transforming Healthcare through Mobile Communications’

2.                                    Stock Exchange Announcement dated 1 March 2012 entitled ‘Transactions in Own Securities’

3.                                    Stock Exchange Announcement dated 5 March 2012 entitled ‘Transactions in Own Securities’

4.                                    Stock Exchange Announcement dated 6 March 2012 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated 7 March 2012 entitled ‘Transactions in Own Securities’

6.                                    Stock Exchange Announcement dated 8 March 2012 entitled ‘Transactions in Own Securities’

7.                                    Stock Exchange Announcement dated 9 March 2012 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated 12 March 2012 entitled ‘Transactions in Own Securities’

9.                                    Stock Exchange Announcement dated 13 March 2012 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated 14 March 2012 entitled ‘Transactions in Own Securities’

11.                            Stock Exchange Announcement dated 16 March 2012 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 15 March 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.                            Stock Exchange Announcement dated 19 March 2012 entitled ‘Transactions in Own Securities’

14.                            Stock Exchange Announcement dated 20 March 2012 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 21 March 2012 entitled ‘Transactions in Own Securities’

16.                            Stock Exchange Announcement dated 21 March 2012 entitled ‘Director Declaration’

17.                            Stock Exchange Announcement dated 22 March 2012 entitled ‘Transactions in Own Securities’

18.                            Stock Exchange Announcement dated 23 March 2012 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated 26 March 2012 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated 27 March 2012 entitled ‘Transactions in Own Securities’

21.                            Stock Exchange Announcement dated 28 March 2012 entitled ‘Transactions in Own Securities’

22.                            Stock Exchange Announcement dated 29 March 2012 entitled ‘Transactions in Own Securities’

23.                            Stock Exchange Announcement dated 30 March 2012 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

14 March 2012

VODAFONE AND BOSTON SCIENTIFIC:

TRANSFORMING HEALTHCARE THROUGH MOBILE COMMUNICATIONS

Vodafone Global Enterprise – the business within Vodafone which manages the communications needs of its largest multinational customers – today announced an agreement with Boston Scientific Corporation, a global leader in the design of medical devices, to develop mobile health monitoring solutions that are set to transform healthcare by providing doctors with real-time information about patients’ cardiac health and certain vital signs remotely.

Remote healthcare monitoring systems, powered by Vodafone’s global world-leading* “machine-to-machine” (M2M) technology, will allow patients to use mobile devices to send health information to their doctor without having to leave their home. This reduces pressure on hospital outpatient and inpatient services and significantly increases the speed with which doctors and consultants can respond to early signs of deterioration in their patients’ cardiac condition.

Vodafone Global Enterprise Chief Executive Nick Jeffery said: “The mobile internet has already transformed how people work, share their lives with friends and family and learn about the world around them. Wireless communications are now also set to change how we stay healthy and recover from illness. The new mobile technologies will empower both doctors and patients, enhancing quality of care while reducing costs and inefficiency.”

Boston Scientific Senior Vice President and President, Europe, Middle East and Africa, Michael Onuscheck, said: “With long patient lists and busy schedules, doctors are always looking for solutions that improve patient care while driving clinical efficiencies. Our collaboration with Vodafone allows us to use their mobile expertise and provide wireless remote patient monitoring services that appeal to both patients and healthcare providers.”

- ends -

For further information:

Vodafone Group	Boston Scientific
David Knutson
Media Relations	Media Relations
Telephone: +44 (0) 1635 664444	Telephone: 651-260-8288

Notes to Editors

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It supports communications wherever its customers are present: in Europe, the Middle East, Africa, Asia Pacific and the United States.  Vodafone was positioned in the “Leaders” quadrant of the Magic Quadrant for Pan-Western European Mobile Service Providers and the Magic Quadrant for Telecom Expense Management. Please visit: www.enterprise.vodafone.com

About Boston Scientific

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.  For more information, please visit: www.bostonscientific.com

About Vodafone machine-to-machine (M2M) communications

The Vodafone machine-to-machine (M2M) unit of Vodafone Global Enterprise connects previously isolated machines or devices wirelessly to the internet delivering new functionality and enhanced services without the need for human intervention. M2M technology makes common appliances more intelligent by enabling them to feed useful data back to the service provider or manufacturer to achieve a better customer experience. Supported by 20 years’ experience and 150 dedicated staff, Vodafone’s global M2M platform makes it easy for global businesses to centrally manage M2M deployments across multiple territories, with greater control and at a lower cost than previously possible. Vodafone’s M2M solutions operate principally in the utilities, automotive, logistics, and remote maintenance and security sectors. Please visit: http://m2m.vodafone.com/home/

*Vodafone is the world leader in providing machine-to-machine (M2M) wireless data services to global businesses, according to a recent Analysys Mason snapshot report which examined the performance of 12 communications providers worldwide. The report is based on the Analysys Mason M2M Communication Service Provider (“CSP”) Scorecard: 2011 which highlighted Vodafone’s focus on customer support, its delivery against Service Level Agreements and its ability to offer proven and trusted M2M solutions that are simple to integrate with customers’ existing systems. The survey also emphasised Vodafone’s broad network of partner suppliers - relationships which offer a crucial degree of flexibility when responding to customers’ needs.

Vodafone is the CSP best positioned to take advantage of the global M2M market opportunity between now and 2020 according to the 2012 M2M Benchmarking study from Machina Research.  In compiling the study Machina Research rated major M2M CSPs in six key areas that will determine their future success: Pedigree, Platform, Place, Partnerships, Process and People. Based on ratings across each of these six ‘P’s, Vodafone was the top-ranked CSP.

1 March 2012

RNS:  5398Y

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	1 March 2012

Number of ordinary shares purchased:	9,700,000

Highest purchase price paid per share:	171.85p

Lowest purchase price paid per share:	169.35p

Volume weighted average price per share:	170.8293p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,519,699,938 shares at a cost (including dealing and associated costs) of £2,582,921,666.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 March 2012

Number of ordinary shares transferred:	157,482

Highest transfer price per share:	172.35p

Lowest transfer price per share:	172p

Following both the above transactions, Vodafone holds 3,983,254,194 of its ordinary shares in treasury and has 49,831,750,785 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

5 March 2012

RNS: 5959Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 March 2012

Number of ordinary shares transferred:	208,596

Highest transfer price per share:	169.35p

Lowest transfer price per share:	169.35p

Following the above transfer, Vodafone holds 3,983,045,598 of its ordinary shares in treasury and has 49,831,959,381 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 March 2012

RNS: 7246Y

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	5 March 2012

Number of ordinary shares purchased:	8,100,000

Highest purchase price paid per share:	171.2p

Lowest purchase price paid per share:	170.15p

Volume weighted average price per share:	170.5741p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,527,799,938 shares at a cost (including dealing and associated costs) of £2,596,810,015.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 March 2012

Number of ordinary shares transferred:	34,124

Highest transfer price per share:	171.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,991,111,474 of its ordinary shares in treasury and has 49,823,893,505 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 March 2012

RNS: 8165Y

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	6 March 2012

Number of ordinary shares purchased:	10,200,000

Highest purchase price paid per share:	171.4p

Lowest purchase price paid per share:	169.8p

Volume weighted average price per share:	170.1924p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,537,999,938 shares at a cost (including dealing and associated costs) of £2,614,259,911.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 March 2012

Number of ordinary shares transferred:	18,762

Highest transfer price per share:	170.6p

Lowest transfer price per share:	170.6p

Following both the above transactions, Vodafone holds 4,001,292,712 of its ordinary shares in treasury and has 49,813,712,267 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 March 2012

RNS: 9153Y

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	7 March 2012

Number of ordinary shares purchased:	8,700,000

Highest purchase price paid per share:	170.3p

Lowest purchase price paid per share:	169.25p

Volume weighted average price per share:	169.7906p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,546,699,938 shares at a cost (including dealing and associated costs) of £2,629,108,508.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 March 2012

Number of ordinary shares transferred:	85,820

Highest transfer price per share:	171.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,009,906,892 of its ordinary shares in treasury and has 49,805,098,087 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 March 2012

RNS: 0055Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	8 March 2012

Number of ordinary shares purchased:	11,900,000

Highest purchase price paid per share:	170.65p

Lowest purchase price paid per share:	168.7p

Volume weighted average price per share:	169.8905p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,558,599,938 shares at a cost (including dealing and associated costs) of £2,649,430,606.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 March 2012

Number of ordinary shares transferred:	48,389

Highest transfer price per share:	170p

Lowest transfer price per share:	170p

Following both the above transactions, Vodafone holds 4,021,758,503 of its ordinary shares in treasury and has 49,793,248,786 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 March 2012

RNS:  0532Z

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 March 2012

Number of ordinary shares transferred:	64,130

Highest transfer price per share:	170p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,021,694,373 of its ordinary shares in treasury and has 49,793,312,916 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 March 2012

RNS: 1960Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	12 March 2012

Number of ordinary shares purchased:	7,700,000

Highest purchase price paid per share:	170.4p

Lowest purchase price paid per share:	168.15p

Volume weighted average price per share:	169.5853p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,566,299,938 shares at a cost (including dealing and associated costs) of £2,662,556,577.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 March 2012

Number of ordinary shares transferred:	13,557

Highest transfer price per share:	170.2p

Lowest transfer price per share:	170.2p

Following both the above transactions, Vodafone holds 4,029,380,816 of its ordinary shares in treasury and has 49,785,626,473 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 March 2012

RNS: 2876Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	13 March 2012

Number of ordinary shares purchased:	9,300,000

Highest purchase price paid per share:	171.85p

Lowest purchase price paid per share:	170.5p

Volume weighted average price per share:	171.0923p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,575,599,938 shares at a cost (including dealing and associated costs) of £2,678,550,903.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 March 2012

Number of ordinary shares transferred:	237,842

Highest transfer price per share:	169.85p

Lowest transfer price per share:	168.65p

Following both the above transactions, Vodafone holds 4,038,442,974 of its ordinary shares in treasury and has 49,776,564,315 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

16 March 2012

RNS: 4617Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	15 March 2012

Number of ordinary shares purchased:	18,600,000

Highest purchase price paid per share:	167.3p

Lowest purchase price paid per share:	165.7p

Volume weighted average price per share:	166.4149p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,594,199,938 shares at a cost (including dealing and associated costs) of £2,709,665,032.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 March 2012

Number of ordinary shares transferred:	112,203

Highest transfer price per share:	170.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,056,930,771 of its ordinary shares in treasury and has 49,758,076,518 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Released 15 March 2012

at 17:09

RNS: 4622Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 March 2012 that, on 15 March 2012, Mrs Daryl Yea, a connected person of Philip Yea, a Director of the Company, disposed of 14,193 ordinary shares of US$0.11 3/7 each in the Company (“Shares”) at a price of 166.96 pence per Share, and that on the same day, Philip Yea acquired an interest in 14,193 Shares at a price of 167.037 pence per Share to be held in his personal pension plan. Following the above transactions, Philip Yea’s interest in the Shares of the Company remains unchanged at 61,250 Shares.

In addition, the Company was notified on 15 March 2012 by Computershare Trustees Limited that on 12 March 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of Shares in the Company at the price of 169.85p per Share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	148
Andrew Halford*	148
Matthew Kirk	148
Ronald Schellekens	148

* Denotes Director of the Company

19 March 2012

RNS: 5593Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	16 March 2012

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	167.7p

Lowest purchase price paid per share:	165.2p

Volume weighted average price per share:	166.9020p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,616,199,938 shares at a cost (including dealing and associated costs) of £2,746,574,408.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 March 2012

Number of ordinary shares transferred:	22,531

Highest transfer price per share:	172.35p

Lowest transfer price per share:	166.65p

Following both the above transactions, Vodafone holds 4,078,908,240 of its ordinary shares in treasury and has 49,736,099,049 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 March 2012

RNS: 6428Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	19 March 2012

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	168.1p

Lowest purchase price paid per share:	166.3p

Volume weighted average price per share:	167.4665p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,627,199,938 shares at a cost (including dealing and associated costs) of £2,765,091,515.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 March 2012

Number of ordinary shares transferred:	12,564

Highest transfer price per share:	166.8p

Lowest transfer price per share:	166.8p

Following both the above transactions, Vodafone holds 4,089,895,676 of its ordinary shares in treasury and has 49,725,111,613 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 March 2012

RNS: 7357Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	20 March 2012

Number of ordinary shares purchased:	15,400,000

Highest purchase price paid per share:	171.45p

Lowest purchase price paid per share:	167.65p

Volume weighted average price per share:	170.1528p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,642,599,938 shares at a cost (including dealing and associated costs) of £2,791,431,306.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 March 2012

Number of ordinary shares transferred:	172,214

Highest transfer price per share:	166.35p

Lowest transfer price per share:	166.35p

Following both the above transactions, Vodafone holds 4,105,123,462 of its ordinary shares in treasury and has 49,709,883,827 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Released 21 March 2012

at 11:57

RNS: 7844Z

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14(2), Vodafone Group Plc announces that ARM Holdings plc  (“ARM Holdings”) has today announced that Sir John Buchanan will be appointed to the Board of ARM Holdings on 3 May 2012 and will take over as its Chairman immediately following the AGM on that date.

22 March 2012

RNS: 8211Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	21 March 2012

Number of ordinary shares purchased:	16,900,000

Highest purchase price paid per share:	173.95p

Lowest purchase price paid per share:	171.9p

Volume weighted average price per share:	172.7774p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,659,499,938 shares at a cost (including dealing and associated costs) of £2,820,782,524.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 March 2012

Number of ordinary shares transferred:	77,388

Highest transfer price per share:	167.35p

Lowest transfer price per share:	167.35p

Following both the above transactions, Vodafone holds 4,121,946,074 of its ordinary shares in treasury and has 49,693,061,215 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 March 2012

RNS: 9154Z

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	22 March 2012

Number of ordinary shares purchased:	12,900,000

Highest purchase price paid per share:	174.45p

Lowest purchase price paid per share:	171.3p

Volume weighted average price per share:	173.3561p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,672,399,938 shares at a cost (including dealing and associated costs) of £2,843,261,749.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 March 2012

Number of ordinary shares transferred:	302,277

Highest transfer price per share:	170.8p

Lowest transfer price per share:	170.8p

Following both the above transactions, Vodafone holds 4,134,543,797 of its ordinary shares in treasury and has 49,680,463,492 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 March 2012

RNS: 9647Z

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 March 2012

Number of ordinary shares transferred:	39,464

Highest transfer price per share:	171.3p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,134,504,333 of its ordinary shares in treasury and has 49,680,502,956 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 March 2012

RNS: 1052A

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	26 March 2012

Number of ordinary shares purchased:	6,300,000

Highest purchase price paid per share:	174.7p

Lowest purchase price paid per share:	172.85p

Volume weighted average price per share:	173.9964p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,678,699,938 shares at a cost (including dealing and associated costs) of £2,854,280,525.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 March 2012

Number of ordinary shares transferred:	94,746

Highest transfer price per share:	173.75p

Lowest transfer price per share:	173.75p

Following both the above transactions, Vodafone holds 4,140,709,587 of its ordinary shares in treasury and has 49,674,297,702 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 March 2012

RNS: 2076A

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	27 March 2012

Number of ordinary shares purchased:	10,300,000

Highest purchase price paid per share:	175.35p

Lowest purchase price paid per share:	173.4p

Volume weighted average price per share:	174.1576p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,688,999,938 shares at a cost (including dealing and associated costs) of £2,872,312,037.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 March 2012

Number of ordinary shares transferred:	264,734

Highest transfer price per share:	173.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,150,744,853 of its ordinary shares in treasury and has 49,664,262,436 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 March 2012

RNS: 3015A

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	28 March 2012

Number of ordinary shares purchased:	7,700,000

Highest purchase price paid per share:	175.35p

Lowest purchase price paid per share:	173.9p

Volume weighted average price per share:	174.6664p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,696,699,938 shares at a cost (including dealing and associated costs) of £2,885,831,288.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 March 2012

Number of ordinary shares transferred:	247,073

Highest transfer price per share:	174.3p

Lowest transfer price per share:	174.3p

Following both the above transactions, Vodafone holds 4,158,197,780 of its ordinary shares in treasury and has 49,656,809,509 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 March 2012

RNS: 4029A

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	29 March 2012

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	174.75p

Lowest purchase price paid per share:	172.25p

Volume weighted average price per share:	173.55p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,707,699,938  shares at a cost (including dealing and associated costs) of £2,905,061,059.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 March 2012

Number of ordinary shares transferred:	130,673

Highest transfer price per share:	174.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,169,067,107 of its ordinary shares in treasury and has 53,815,007,289 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 49,645,940,182 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,645,940,182.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 3, 2012	By:	/s/	R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary